UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Retirement and Savings Plan;

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Danaher Corporation & Subsidiaries Retirement and Savings Plan

As of December 31, 2010 and 2009 and for the Year Ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009 and for the Year Ended December 31, 2010

($ in thousands)

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries

Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Retirement and Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
McLean, VA
June 23, 2011

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statements of Net Assets Available for Benefits

($ in thousands)

	December 31
	2010	2009
Assets
Investments, at fair value	$76,595.4	$67,044.6

Receivables:
Participant contributions	49.9	54.7
Employer contributions	51.5	64.4
Notes receivable from participants	3,088.0	2,930.1

Total receivables	3,189.4	3,049.2

Total assets	79,784.8	70,093.8

Liabilities
Administrative expenses payable	1.9	3.4

Total liabilities	1.9	3.4

Net assets available for benefits at fair value	79,782.9	70,090.4
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(144.1)	187.9

Net assets available for benefits	$79,638.8	$70,278.3

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

($ in thousands)

Additions
Contributions:
Participant	$2,856.2
Rollovers	88.1
Employer	3,473.3

Total contributions	6,417.6

Interest and dividend income	1,299.3
Net realized and unrealized appreciation in fair value of investments	6,149.9

Total additions	13,866.8

Deductions
Benefit payments	4,467.8
Administrative expenses	38.4

Total deductions	4,506.2

Net increase prior to plan transfers	9,360.6

Net transfers out of plan	(0.1)

Net increase in assets available for benefits	9,360.5

Net assets available for benefits:
Beginning of year	70,278.3

End of year	$79,638.8

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan

The Danaher Corporation & Subsidiaries Retirement and Savings Plan (the Plan) is a defined contribution plan established for eligible full-time and part-time union employees of Danaher Corporation (the Company), effective December 1, 1986. Danaher Corporation is the Plan Sponsor. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company (Fidelity).

Effective January 1, 2009, the Plan was amended to provide for a discretionary matching contribution in an amount determined by the Plan Administrator in lieu of a fixed Company matching contribution.

Contributions

Eligible employees may contribute a portion of their compensation (subject to annual maximums). Employees are eligible for Company contributions upon completion of one year of service. Employee contributions and the earnings or losses thereon are fully vested at all times.

The Company’s matching and unilateral contributions are determined at the discretion of the Plan Administrator. The matching contribution can range from 0% to 50% of the first 6% of compensation contributed by the employee, and the unilateral contribution can range from 0% to 3% of compensation. For the year ended December 31, 2010, the Company’s matching contribution was equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution was 3% of compensation. Employees become fully vested with respect to the employer contributions upon completion of three years of service.

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Benefit Payments (continued)

A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of 70  1/2.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with the policy established by the plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions, an allocation of Plan earnings and losses and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $605,070 and $560,349 respectively. These accounts will be used to reduce future employer contributions and to pay administrative expenses.

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Reclassification

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Interest income on notes receivable from participants of $143,760 for 2010 is included in interest and dividend income. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

The Plan invests in the Fidelity Managed Income Portfolio II (Fidelity MIP II), which consists primarily of fully benefit-responsive investment contracts. As required by the accounting standards related to defined contribution plans, the statements of net assets available for benefits present the fair value of the Fidelity MIP II and the adjustment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the Plan’s interest is based on information reported by Fidelity at year-end. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated September 23, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

4.	Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows ($ in thousands):

	December 31
	2010	2009

Danaher Corporation Stock Fund	$12,740.1	$9,135.9
Fidelity Equity-Income Fund – Class K	4,190.4	3,800.7
Fidelity Magellan Fund – Class K	8,121.5	7,368.8
Fidelity MIP II – Class 3 (at contract value) (a)	14,446.2	15,140.0
Fidelity Freedom K 2020	4,633.0	*
Fidelity Institutional Money Market Portfolio	9,523.5	*
Fidelity Retirement Money Market Portfolio	*	10,131.8

*	Less than 5% in period presented.

(a)	The fair value of the Plan’s investment in Fidelity MIP II – Class 3 was $14,590,276 and $14,952,110 at December 31, 2010 and 2009, respectively.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

4.	Investments (continued)

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value by $6,149.9 ($ in thousands) as follows:

Year Ended December 31, 2010 ($ in thousands)

American Beacon Small Cap Value Institutional Class	$94.1
American Funds The Growth Fund of America Class R6	136.1
Danaher Corporation Stock Fund	2,420.9
Dodge & Cox International Stock	14.0
Fidelity Diversified International Fund Class K	95.7
Fidelity Equity Income Fund Class K	493.1
Fidelity Freedom K Income	23.8
Fidelity Freedom K 2005	.1
Fidelity Freedom K 2010	251.6
Fidelity Freedom K 2015	31.8
Fidelity Freedom K 2020	405.5
Fidelity Freedom K 2025	23.3
Fidelity Freedom K 2030	200.7
Fidelity Freedom K 2035	7.3
Fidelity Freedom K 2040	95.3
Fidelity Freedom K 2045	4.6
Fidelity Freedom K 2050	5.2
Fidelity Low-Priced Stock Fund Class K	404.4
Fidelity Magellan Fund Class K	826.0
Franklin Small-Mid Cap Growth Advisor Class	267.2
Legg Mason Capital Management Value Trust Inc. Class I	5.3
Pimco Total Return Institutional Class	(14.5)
Spartan 500 Index Advantage	268.6
Templeton World Fund Advisor Class	93.0
Vanguard Inflation Protected Securities	(3.2)

$6,149.9

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

5.	New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (“ASU 2010-09”). ASU 2010-09 removes the requirement for a Securities and Exchange Commission filer to disclose a date in both the issued and revised financial statements for which the Company evaluated events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASU 2010-09 was effective as of February 2010.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan is currently evaluating the impact of adopting ASU 2011-04 on the Plan’s financial statements.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

6.	Fair Value Measurements

Accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy included in the accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

6.	Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Money market funds: Valued at quoted prices in an active market, which represent the net asset value (NAV) of shares held by the plan at year-end.

Mutual funds: Valued at quoted prices in an active market, which represent the NAV of shares held by the plan at year-end.

Danaher Corporation Stock Fund: Valued based on quoted market price of the Company’s common stock and the cost of short-term money market investments, which represents the NAV of shares held by the plan at year-end.

Common/collective trusts: Comprised of fully benefit-responsive investment contracts (see Note 2) valued based on the NAV of units held by the plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

6.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

December 31, 2010

	Level 1	Level 2	Level 3	Total

Money market trust	$9,523.4	$—	$—	$9,523.4

Mutual funds	39,741.6	—	—	39,741.6
Danaher Corporation Stock Fund	12,740.1	—	—	12,740.1
Common/collective trust	—	14,590.3	—	14,590.3

Total investments at fair value	$62,005.1	$14,590.3	$—	$76,595.4

December 31, 2009

	Level 1	Level 2	Level 3	Total

Money market trust	$10,131.8	$—	$—	$10,131.8
Mutual funds	32,824.8	—	—	32,824.8
Danaher Corporation Stock Fund	9,135.9	—	—	9,135.9
Common/collective trust	—	14,952.1	—	14,952.1

Total investments at fair value	$52,092.5	$14,952.1	$—	$67,044.6

For the year ended December 31, 2010, there were no investments transferred between Levels.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

7.	Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2010 and 2009, the Plan invested in 267,660 and 240,698 shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 31, 2010, the Plan received $19,796 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

8.	Differences Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

The participant loan balance shown in the accompanying financial statements includes loans with no post-default payments. A deemed distribution occurs when a participant loan goes into default but the participant is not eligible for a plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of loans with no post-default payments represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$79,638,791	$70,278,247
Loans with no post-default payment activity that are deemed distributions	(163,103)	(150,825)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	144,069	(187,860)

Net assets available for benefits per the Form 5500	$79,619,757	$69,939,562

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

8.	Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2010:

Benefits paid to participants per the financial statements	$4,467,751
Loan defaults previously deemed distributed that reached a distributable event	(23,630)

Benefits paid to participants per the Form 5500	$4,444,121

Supplemental Schedule

Danaher Corporation & Subsidiaries Retirement and Savings Plan

EIN: 59-19995548 ; Plan No.: 001

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*Fidelity Institutional Money Market	Money market	**	$9,523,458

*Fidelity MIP II – Class 3 (at FMV)	Common/collective trust	**	14,590,276

*Danaher Corporation Stock Fund	Unitized stock fund	**	12,740,082

American Beacon Small Cap Value Institutional Class	Mutual fund	**	642,107
American Funds The Growth Fund of America Class R6	Mutual fund	**	1,369,955
Dodge & Cox International Stock	Mutual fund	**	108,392
*Fidelity Diversified International Class K	Mutual fund	**	1,313,085
*Fidelity Equity Income Class K	Mutual fund	**	4,190,357
*Fidelity Freedom K Income	Mutual fund	**	675,969
*Fidelity Freedom K 2005	Mutual fund	**	2,373
*Fidelity Freedom K 2010	Mutual fund	**	3,046,051
*Fidelity Freedom K 2015	Mutual fund	**	436,981
*Fidelity Freedom K 2020	Mutual fund	**	4,633,036
*Fidelity Freedom K 2025	Mutual fund	**	269,144
*Fidelity Freedom K 2030	Mutual fund	**	2,060,912
*Fidelity Freedom K 2035	Mutual fund	**	65,121
*Fidelity Freedom K 2040	Mutual fund	**	918,834
*Fidelity Freedom K 2045	Mutual fund	**	50,320
*Fidelity Freedom K 2050	Mutual fund	**	53,599
*Fidelity Low-Priced Stock Class K	Mutual fund	**	2,589,391
*Fidelity Magellan Class K	Mutual fund	**	8,121,493
Franklin Small Mid-Cap Growth Advisor Class	Mutual fund	**	1,252,030
Legg Mason Cap Mgmt Value Trust Inc. Class I	Mutual fund	**	53,109
PIMCO Total Return Institutional Class	Mutual fund	**	3,732,950
*Spartan 500 Index – Advantage Class	Mutual fund	**	2,407,452
Templeton World Advisor Class	Mutual fund	**	1,652,124
Vanguard Inflation-Protected Securities	Mutual fund	**	96,785

*Participant loans	Interest rates range from 4.25% to 11.5% with maturity at various dates	**	2,924,868

Total investments			$79,520,254

*	Indicates a party-in-interest to the Plan.
**	Historical cost not required to be presented, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN

Date: June 23, 2011	By:	/s/ R. L. King
R. L. King
Vice President — Benefits

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm